EXHIBIT 5

March 8, 2006

Reconciliation to United States Generally
Accepted Accounting Principles
(In US dollars)

FOUR SEASONS HOTELS INC.

Years ended December 31, 2005 and 2004

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of Four Seasons Hotels Inc.

Under date of March 8, 2006, we reported on the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended as contained in this annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled ‘‘Reconciliation to United States Generally Accepted Accounting Principles’’ as set forth in this annual report on Form 40-F. This supplemental note is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at December 31, 2005 and 2004 and for the years then ended.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 8, 2006

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

The consolidated financial statements of the Corporation for the years ended December 31, 2005 and 2004 (the ‘‘Consolidated Financial Statements’’) have been prepared in accordance with generally accepted accounting principles as applied in Canada (‘‘Canadian GAAP’’). In the following respects, generally accepted accounting principles as applied in the United States (‘‘US GAAP’’) differ from those applied in Canada.

If US GAAP were employed, net earnings would be adjusted as follows:

	2005	2004
Net earnings (loss) based on Canadian GAAP	$(28,223)	$25,698
Impact on net earnings of US GAAP adjustments:
Hotel partnerships and corporations (a)	5,984	(6,905)
Future income taxes (c)	1,642	5,244
Convertible notes (d)	3,806	13,071
Deferred charges (e)	803	(3,720)
Foreign exchange translation (d)(ii) and (g)	(5,700)	(4,881)
Pension plan (h)	(1,229)	(417)
Stock compensation expense (l)	(240)	1,624
Net earnings (loss) based on US GAAP	$(23,157)	$29,714
Basic earnings (loss) per share based on US GAAP	$(0.63)	$0.83
Diluted earnings (loss) per share based on US GAAP	$(0.63)	$0.79
Weighted average shares – basic	36,628,206	35,647,986
Weighted average shares – diluted	36,628,206	37,426,090

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

The impact of the US GAAP differences discussed above on the Corporation's consolidated shareholders' equity is as follows:

	2005	2004
Shareholders' equity based on Canadian GAAP	$546,726	$584,900
Impact on shareholders' equity of US GAAP adjustments:
Hotel partnerships and corporations (a)	(70,493)	(74,529)
Hotel disposition program (b)	23,878	23,132
Future income taxes (c)	10,843	8,849
Convertible notes (d)	(64,286)	(66,117)
Deferred charges (e)	(28,572)	(29,662)
Foreign exchange translation (d)(ii) and (g)	35,442	40,054
Pension plan (h)	1,884	3,064
Shareholders' equity based on US GAAP	$455,422	$489,691

(a)	Investments in hotel partnerships and corporations:

(i)	The Corporation has minority interests (generally less than 20%) in certain hotel partnerships which, under Canadian GAAP, the Corporation accounts for on a cost basis (see note 1(g) to the Consolidated Financial Statements). Under US GAAP (AICPA Statement of Position 78-9, ‘‘Accounting for Investments in Real Estate Ventures’’), the Corporation is required to account for its investments in these hotel partnerships using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee's net earnings or loss.

During 2005, under Canadian GAAP, the Corporation recorded a write-down of, and a net gain on the dispositions of, certain investments in hotel partnerships and corporations (see notes 13(b) and (c) to the Consolidated Financial Statements). Under US GAAP, the amount of the write-down and the net gain on the dispositions differed as the application of equity accounting to certain of these investments, under US GAAP, resulted in different net book values at the time of the transactions than under Canadian GAAP.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(ii)	In 2004, under Canadian GAAP, the Corporation accounted for its investments in hotel partnerships and corporations, which were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest (see note 1(g) to the Consolidated Financial Statements). Effective January 1, 2005, under Canadian GAAP, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment (see note 1(n)(ii) to the Consolidated Financial Statements). Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as the Financial Accounting Standards Board (‘‘FASB’’) Statement of Financial Accounting Standards No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, eliminated the exception to consolidate a temporary controlled subsidiary. As a result, the Corporation has consolidated one temporary investment and has equity accounted one temporary investment in 2004 under US GAAP.

(iii)	During 2004, the Corporation entered into a multi-element arrangement whereby the Corporation (i) sold its interest in a hotel property, (ii) entered into a hotel management contract with the purchaser, and (iii) entered into a guarantee arrangement with the purchaser. Under Canadian GAAP, as all three elements were entered into with the same party at the same time, the Corporation applied EIC-142. Pursuant to the requirements of EIC-142, the Corporation determined that the sale of the hotel property should be accounted for as a separate unit of accounting that should be accounted for in 2004 as the disposal of the hotel property; and that the hotel management contract and the guarantee arrangement should be accounted for as a combined unit of accounting, with the related costs and revenues being recognized over the term of the hotel management contract as management services are delivered.

Under US GAAP, the Corporation determined that Statement of Financial Accounting Standards No. 66, ‘‘Accounting for Sales of Real Estate’’, overrides the US GAAP equivalent of EIC-142 (Emerging Issues Task Force Abstract No. EITF 00-21, ‘‘Revenue Arrangements with Multiple Deliverables’’) and requires the guarantee arrangement to be accounted for as a part of the sale of the hotel property. As a result, the Corporation's estimate of the fair value of the payments it would likely be required to make under the guarantee arrangement was accounted for as a reduction of the proceeds received on the sale of the hotel property under US GAAP.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(iv)	Summarized balance sheet information of the equity method investments, presented on a 100% basis, is as follows:

	2005	2004
Current assets	$74,607	$92,523
Long-term assets, net	242,356	359,899
	$316,963	$452,422
Current liabilities	$117,990	$95,221
Long-term obligations	172,154	292,419
Equity	26,819	64,782
	$316,963	$452,422

Summarized results of operations of the equity method investments, presented on a 100% basis, are as follows:

	2005	2004
Revenues	$182,649	$189,866
Expenses	(190,308)	(196,704)
Net loss	$(7,659)	$(6,838)

The proportionate taxable income or loss of all hotel partnerships is included in the taxable income of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(b)	Hotel disposition program:

In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation's Ownership Operations and Corporate Expenses segment; accordingly, in both 1993 and 1994, the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993, the Corporation recorded a provision of C$127 million for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation, resulting from the dispositions of the hotels included in the program, approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program, with the offsetting gains on other hotels recorded when the gains were realized. On the sale by the Corporation of its equity interest in one of its hotels in 1995, C$27.8 million ($23,853) of the gain was deferred for US GAAP purposes, and will be recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale (see note 3(a) to the Consolidated Financial Statements). The Corporation did not recognize any of the deferred gain in 2005 and 2004 as no principal payments were received on the cash flow bond. As at December 31, 2005, C$21.3 million ($18,306) of the gain continues to be deferred.

(c)	Accounting for future income taxes:

The income tax adjustment from Canadian to US GAAP results from the differences between US GAAP and Canadian GAAP in calculating earnings before income taxes.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(d)	Convertible notes:

(i)	Convertible notes, issued in 2004:

During 2004, FSHI issued $250,000 (principal amount) senior notes convertible into LVS of FSHI for net proceeds of $241,332 (see note 10(a) to the Consolidated Financial Statements). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the principal value of a bond of $211,754, which was estimated based on the present value of a $250,000 bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were allocated $211,754 to long-term obligations and $36,920 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $7,019 were recorded in ‘‘Other assets’’.

Under US GAAP, gross proceeds of $250,000 were recorded as long-term obligations, yielding 1.875% per annum. The total offering expenses and underwriters' commission relating to the notes of $8,345 were recorded in ‘‘Other assets’’. Accordingly, lower interest expense of $6,572 was recognized in 2005 (2004 - $3,427) under US GAAP.

(ii)	Currency and interest rate swap agreement:

In April 2005, FSHI entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which the Corporation has agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian bankers' acceptance, in arrears, plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, FSHI will pay C$311.8 million and receive $250,000 under the swap (see note 10(a) to the Consolidated Financial Statements). Under Canadian GAAP, FSHI has designated the swap as a fair value hedge of the convertible senior notes, which resulted in an effective accounting interest rate on the hedged notes of six-month Canadian bankers' acceptances, in arrears, plus 1.1%. In addition, foreign exchange translation gains and losses on the notional amount of the swap are recognized on a monthly basis, offsetting the respective monthly translation losses and gains recognized on the notes.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

Under US GAAP, Statement of Financial Accounting Standards No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘FAS 133’’) establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes criteria for the use of hedge accounting.

Under US GAAP, the currency and interest rate swap did not meet the requirements of FAS 133 in order to hedge the convertible senior notes and, as a result, was marked-to-market. Accordingly, additional interest expense of $1,188 and additional foreign exchange loss of $6,511 was recognized in 2005 under US GAAP.

(iii)	Interest rate swap agreement:

In connection with the convertible notes issued in 2004, FSHI entered into an interest rate swap agreement with an initial notional amount of $211,754, pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904% (see note 10(a) to the Consolidated Financial Statements). Under Canadian GAAP, FSHI had designated the interest rate swap as a fair value hedge of the notes, which resulted in an effective accounting interest rate on the hedged notes to the date of termination of the swap, of six-month LIBOR, in arrears, plus 0.4904%. Subsequently in 2004, FSHI terminated the interest rate swap agreement and received proceeds of $9,000. Under Canadian GAAP, the gain of C$9.3 million ($7,383) was deferred and is being amortized over the period to July 30, 2009, which would have been the remaining swap term, as a reduction to interest expense.

Under US GAAP, the interest rate swap did not meet the requirements in order to hedge the convertible notes and, as a result, was being marked-to-market. Accordingly, additional interest expense of $1,578 was recognized in 2005 (2004 - $2,049) under US GAAP. In addition, a gain on the marked-to-market adjustments and termination of the swap of $9,000 was recognized in 2004 under US GAAP.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(iv)	Convertible notes, issued in 1999:

During 1999, FSHI issued $655,519 principal amount at maturity (September 23, 2029) of notes convertible into LVS of FSHI for gross proceeds of $172,500 (see note 10(b) to the Consolidated Financial Statements). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the present value of a zero coupon bond of $655,519, maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $46,731 to long-term obligations and $121,115 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $1,729 were recorded in ‘‘Other assets’’.

During 2004, FSHI redeemed for cash all these convertible notes for $328.73 per each one thousand dollar principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid) for an aggregate payment of $215,451 (see note 10(b) to the Consolidated Financial Statements). Under Canadian GAAP, the consideration paid on the redemption was allocated to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. Based on this allocation, a pre-tax accounting loss of $11,174 was recognized, and recorded in ‘‘Other expense, net’’, related to the debt component of the convertible notes, and a pre-tax accounting gain of $6,241 was recognized, and recorded in contributed surplus, related to the equity component of the convertible notes.

Under US GAAP, gross proceeds of $172,500 were recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriters' commission relating to the notes of $6,382 was recorded in ‘‘Other assets’’. Accordingly, additional interest expense of $2,526 was recognized in 2004 under US GAAP. In addition, under US GAAP, a pre-tax accounting loss of $5,955 was recognized in 2004, and recorded in ‘‘Other expense, net’’, on the redemption of the convertible notes, instead of the amounts recognized above under Canadian GAAP.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(e)	Deferred charges:

The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis generally over a 10-year period (see note 1(i) to the Consolidated Financial Statements). Under US GAAP, such start-up costs are expensed.

(f)	Investment in management contracts and investment in trademarks and trade names:

On a Canadian GAAP basis, amortization expense of approximately $6,700 related to intangible assets with finite lives was recorded during the year ended December 31, 2005 (2004 - $6,000). Amortization expense relating to these assets is expected to be $7,000 in each of the fiscal years 2006 through 2010.

(g)	Foreign exchange translation:

(i)	Under US GAAP, the impact on the Corporation in 2004 of applying FAS 133 to the accounting for the Corporation's US dollar forward contracts was the marked-to-market of these contracts in 2002 and 2003. For US GAAP purposes, these forward exchange contracts were not accounted for as hedges in 2002 and 2003; therefore, the marked-to-market adjustments were recognized in income in 2002 and 2003. Under Canadian GAAP, these forward exchange contracts were accounted for as hedges in 2002 and 2003.

Effective January 1, 2004, under Canadian GAAP, the Corporation ceased designating its US dollar forward contracts as hedges of its US dollar revenues and, as a result, the US dollar forward contracts were marked-to-market as of that date (see note 12(a) to the Consolidated Financial Statements). In 2004, this accounting treatment was the same as under US GAAP. All of these forward contracts matured during 2004. The difference in accounting treatment in 2002 and 2003 resulted in a lower foreign exchange gain in 2004, under US GAAP, of $11,099.

(ii)	Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP ((d)(i) and (iv)). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in the foreign exchange gain in 2005, under US GAAP, of $811 (2004 - $6,218).

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(h)	Pension plan:

Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits, to comply with the new Canadian GAAP standard for accounting for pension plans. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years' financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the plans.

During 2005, the Corporation transitioned the majority of its senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a fully funded retirement plan based on a defined contribution format (see note 15(b) to the Consolidated Financial Statements). Under US GAAP, the net unamortized actuarial losses as at December 31, 1999, relating to the employees transitioned out of the defined benefit retirement plan, which remained unamortized as at the date of transition, were recognized as an expense in 2005.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(i)	Recent accounting standards issued but not yet adopted:

(i)	Share-based payment:

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘FAS 123R’’), which requires an entity to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. FAS 123R eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’, which was permitted under Statement of Financial Accounting Standards No. 123 (‘‘FAS 123’’), as originally issued. Entities that adopt the fair value-based method of accounting must use either the modified prospective or modified retrospective transition method. FAS 123R is similar to Section 3870 of the CICA Handbook (see note 1(l) to the Consolidated Financial Statements), but is not required to be adopted by the Corporation, under US GAAP, until January 1, 2006.

(ii)	Real estate time-sharing transactions:

The FASB issued Statement of Financial Accounting Standards No. 152, ‘‘Accounting for Real Estate Time-Sharing Transactions: an Amendment of FASB Statements No. 66 and 67’’ (‘‘FAS 152’’), which amends FASB Statement No. 66, ‘‘Accounting for Sales of Real Estate’’, to reference accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-02, ‘‘Accounting for Real Estate Time-Sharing Transactions’’ (‘‘SOP 04-02’’). FAS 152 also amends FASB Statement No. 67, ‘‘Accounting for Costs and Initial Rental Operations of Real Estate Projects’’ (‘‘FAS 67’’), so that the guidance in FAS 67 about incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. Both FAS 152 and SOP 04-02 will be effective for the Corporation for fiscal years beginning after June 15, 2005.

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(iii)	Non-monetary transactions:

In June 2005, the CICA issued Section 3831, ‘‘Non-Monetary Transactions’’, which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. As this standard is to be implemented for non-monetary transactions entered into on or after January 1, 2006, the impact of adoption of this standard will depend upon future non-monetary transactions.

(j)	Statements of cash provided by operations and cash flows:

(i)	For Canadian GAAP purposes, the Corporation's statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities. US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statements to show the details of changes in non-cash operating assets and liabilities.

In addition, the above adjustments to US GAAP earnings relating to temporary controlled subsidiaries ((a)(ii)), interest on convertible notes redeemed ((d)(iv)) and deferred charges (e) would also affect cash provided by operations, as well as cash used in financing and cash used in capital investments.

Under Canadian GAAP, the proceeds received on termination of the interest rate swap are recorded as cash provided by operations. Under US GAAP, the proceeds are recorded as cash provided by capital investments ((d)(iii)).

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

As a result, cash provided by operations would be presented as follows on a US GAAP basis:

	2005	2004
Net earnings (loss) based on US GAAP	$(23,157)	$29,714
Adjustments:
Stock compensation expense	2,564	–
Depreciation and amortization	8,456	9,884
Unrealized foreign exchange loss	30,332	1,708
Provision for loss	31,119	1,582
Loss (gain) on disposal of hotel investments	(9,984)	6,045
Gain on termination of interest rate swap	–	(9,000)
Loss on redemption of convertible notes	–	5,954
Loss on retirement benefit plan transition	35,467	–
Equity in losses of and distributions from hotel investments	1,516	556
Minority interest	–	(329)
Future income taxes	(14,395)	(1,736)
Other	734	166
Interest paid on redemption of convertible notes	–	(42,981)
Amount paid relating to retirement benefit plan transition	(36,029)	–
Change in non-cash working capital:
Accounts and notes receivable	(5,700)	(3,356)
Inventory	(212)	666
Prepaid expenses and other assets	(426)	784
Accounts payable and accrued liabilities	6,755	16,171
Foreign currency translation effect on non-cash working capital	(2,491)	(3,054)
Cash provided by operations based on US GAAP	$24,549	$12,774

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(ii)	As a result of the above adjustments, the major captions on the Corporation's statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

	2005	2004
Cash provided by operations based on Canadian GAAP	$26,477	$44,394
Temporary controlled subsidiary	–	1,162
Termination of interest rate swap	–	(9,000)
Redemption of convertible notes	–	(17,141)
Deferred charges	(1,928)	(6,641)
Cash provided by operations based on US GAAP	$24,549	$12,774
Cash provided by financing based on Canadian GAAP	$3,943	$82,638
Temporary controlled subsidiary	–	(1,527)
Redemption of convertible notes	–	17,141
Cash provided by financing based on US GAAP	$3,943	$98,252
Cash used in capital investments based on Canadian GAAP	$(10,276)	$(41,229)
Termination of interest rate swap	–	9,000
Deferred charges	1,928	6,641
Disposition of temporary controlled subsidiary	(3,131)	–
Cash used in capital investments based on US GAAP	$(11,479)	$(25,588)
Increase in cash based on US GAAP	$17,013	$85,438

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(k)	Comprehensive income:

Statement of Financial Accounting Standards No. 130 (‘‘FAS 130’’) establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2005 and 2004 would be presented as follows on a US GAAP basis:

	2005	2004
Net earnings (loss) based on US GAAP	$(23,157)	$29,714
Other comprehensive gain (loss), net of income taxes:
Foreign currency translation gain (loss)	(12,411)	16,643
Comprehensive income (loss) based on US GAAP	$(35,568)	$46,357

The accumulated other comprehensive income balances for the years ended December 31, 2005 and 2004 would be presented as follows on a US GAAP basis:

Balance, December 31, 2003	$56,416
Foreign currency translation gain	16,643
Balance, December 31, 2004	73,059
Foreign currency translation loss	(12,411)
Balance, December 31, 2005	$60,648

FOUR SEASONS HOTELS INC.

Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (see note 1(a) to the Consolidated Financial Statements)
except per share amounts)

(l)	Stock-based compensation plan:

Under Canadian GAAP, employee stock options granted or modified on or after January 1, 2003 are accounted for using the fair value-based method, whereas, prior to January 1, 2003, they were accounted for using the settlement method (see note 1(l) to the Consolidated Financial Statements).

FAS 123 provides guidance on the accounting for stock-based compensation plans under US GAAP, such as the Corporation's stock option plan (see note 11(b) to the Consolidated Financial Statements). As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 (‘‘APB 25’’), ‘‘Accounting for Stock Issued to Employees’’, in accounting for its stock option plan and, as a result, higher stock option expense of $240 was recorded under US GAAP.

For the years ended December 31, 2005 and 2004, had compensation expense for the Corporation's stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan after December 31, 1994, the Corporation's US GAAP net earnings (loss), US GAAP basic earnings (loss) per share and US GAAP diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	2005	2004
Net earnings (loss) in accordance with US GAAP, as reported	$(23,157)	$29,714
Deduct pro forma stock option expense	(11,415)	(19,137)
Pro forma net earnings (loss)	$(34,572)	$10,577
Earnings (loss) per share:
Basic, as reported	$(0.63)	$0.83
Basic, pro forma	(0.94)	0.30
Diluted, as reported	(0.63)	0.79
Diluted, pro forma	(0.94)	0.29